February 4, 2025

David Platt
President and Chief Executive Officer
Bioxytran, Inc.
75 Second Ave.
Suite 605
Needham, MA 02494

        Re: Bioxytran, Inc.
            Registration Statement on Form S-1
            Filed January 22, 2025
            File No. 333-284415
Dear David Platt:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.     We note that you have entered into the Closing Agreement with TRITON
FUNDS
       LP and are registering the shares that will be issued for resale. We further note your statement that TRITON FUNDS LP "may" be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933. Given that you appear to have the right to sell shares of your common stock to TRITON FUNDS LP following the effectiveness of this registration statement and that TRITON FUNDS LP intends to publicly sell the shares pursuant to this registration statement, this appears to be an equity line financing. As such, please clearly identify TRITON FUNDS L.P. as an underwriter in the prospectus (rather than stating that it "may" be an underwriter).
       Please also revise, where appropriate, to describe the material terms of the Closing
 February 4, 2025
Page 2

       Agreement including (i) the maximum principal amount available under the agreement; (ii) the term of the agreement; and (iii) the full discounted price (or
       formula for determining it) at which TRITON FUNDS LP will receive the shares.
       Refer to Question 139.13 of our Securities Act Sections Compliance and Disclosure
       Interpretations for guidance.
Risk Factors, page 4

2. Please revise where appropriate under this heading to disclose the material risks of an investment in the company and in the offering including, as applicable,
(i) the
       potential dilutive effect of the issuance on the company's share price;
(ii) if true, the
       possibility that the company may not have access to the full amount available to it pursuant to the Closing Agreement; and (iii) whether the Selling Stockholder may engage in short-selling activities and, if so, how any sales activities after
       announcement of a put may negatively affect the company   s share price.
Plan of Distribution, page 57

3. Please disclose whether the Selling Stockholder engaged in any short-selling of your securities or other hedging activities, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the Closing Agreement.
       Disclose whether the Selling Stockholder may engage in such hedging activities pursuant to the Closing Agreement.
General

4. We note your references to the "Proposed Maximum Offering Price" and your statement that "This offering will terminate twelve (12) months from the date of the effective date of this registration statement unless terminated earlier by the
       Company." These statements appear to be inconsistent with the offering contemplated by the registration statement. Please revise to remove or change these and any similar disclosures. Alternatively, please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224
with any questions.
 February 4, 2025
Page 3



                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences
cc:   Robert Burnett